SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2000

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________ to __________

Commission file number 1-724

    Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan for Hourly Associates and PVH Associates Investment Plan for Salaried Associates
    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLANS

Date: June 27, 2001	By /s/ Pamela N. Hootkin
Pamela N. Hootkin, Member of
Administrative Committee

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Financial Statements

Years ended December 31, 2000 and 1999

Contents

Report of Independent Auditors	F-2
Statements of Net Assets Available for Plan Benefits	F-3
Statements of Changes in Net Assets Available for Plan Benefits	F-4
Notes to Financial Statements	F-5

The Plan's investment assets are held in a Master Trust for which a separate report is filed with the Department of Labor. Accordingly, supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions of the Master Trust have not been presented.

[Letterhead of Ernst & Young LLP]

Report of Independent Auditors

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

We have audited the accompanying statements of net assets available for plan benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

June 18, 2001

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Statements of Net Assets Available for Plan Benefits

	December 31
	2000	1999

Assets
Investments, at fair value (Notes A and E):
Shares of registered investment companies:
Equity Fund	$2,022,996	$2,913,190
Bond Fund	430,767	391,180
Balanced Fund	1,304,497	1,425,887
International Fund	460,002	528,219
S&P 500 Index Fund	1,251,499	478,898
Small Cap Fund	275,155	78,640
Common Stock--Employer Company Fund	2,688,136	1,883,034
Common Trust Fund	1,385,907	1,372,255
Participant loans receivable	164,134	144,841
Net assets available for plan benefits	$9,983,093	$9,216,144

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31
	2000	1999

Additions
Contributions:
Employer Company, net of forfeitures	$ 280,269	$ 251,862
Participants	650,317	636,191
	930,586	888,053
Interest and investment income	341,300	206,459
Total additions	1,271,886	1,094,512

Deductions
Payments to participants	740,796	554,142
Administrative expenses	6,031	498
Total deductions	746,827	554,640

Net realized and unrealized appreciation of investments	241,890	210,587
Net increase	766,949	750,459

Net assets available for plan benefits at beginning of year	9,216,144	8,465,685
Net assets available for plan benefits at end of year	$9,983,093	$9,216,144

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements

December 31, 2000

A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Hourly Associates (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering hourly production and retail field employees of the Company who have at least one year of service (1,000 hours in a year) and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pre-tax annual compensation, as defined by the Plan. Through March 31, 1999, the Company contributed 50% of the first 6% of base compensation that a participant contributed to the Plan. Effective April 1, 1999, the Company matched 100% of the first 2% of base compensation that a participant contributed to the Plan plus 25% of the next 4% of base compensation contributed by the participant.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Through March 31, 1999, 100% of the Company contributions were automatically invested in the common stock of the Company. Effective April 1, 1999, the Company contributions were invested in any fund offered by the Plan as elected by the participant. However, existing balances as of March 31, 1999 must remain in the Employer Company Fund until participants are age 55 or older, at which time they may choose to transfer their investment.

Vesting

Through March 31, 1999, amounts attributable to Company contributions become vested on the participant's 65th birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company. Effective April 1, 1999, the Company's contribution becomes 25% vested after two years from the participant's date

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

of hire and vests 25% more each year, reaching 100% after five years of service. The vesting provisions not related to years of service remain the same.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of eight investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

On April 1, 1999, the Plan offered three new investment options, the S&P 500 Index Fund, the Small Cap Fund and the Russell International Fund. The Russell International Fund replaced the Templeton Foreign Fund.

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in The Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Forfeitures

Contributions made on behalf of non-vested employees who have terminated are retained by the Plan and are used to reduce the Company's future matching contributions. At December 31, 1999, approximately $8,500 was held by the Plan as forfeitures of non-vested terminated employees.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements (continued)

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by the trustee. Purchases and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the trustee in the AIP Master Trust and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 2000 and 1999, the AIP Master Trust purchased 218,613 and 134,121 shares, respectively, of the Company's common stock and received $201,404 and $206,205, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 308,224 and 42,849 shares of the Company's common stock during the years ended December 31, 2000 and 1999, respectively.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund

The Plan is one of three plans in the AIP Master Trust and represents an approximate 14% interest in the trust at December 31, 2000 and 1999. Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 2000 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Current International Fund	Small Cap Fund	S&P 500 Index Fund	Loan Fund	Total

Net assets at beginning of year	$11,470,437	$ 7,318,089	$2,181,663	$11,050,161	$23,614,787	$4,494,773	$ 590,045	$2,404,387	$1,012,658	$64,137,000
Interest and investment income	241,462	436,127	140,182	824,130	2,041,452	239	48	38,431	7,982	3,730,053
Contributions received:
Employer Company, net of forfeitures	1,001,222	68,837	42,130	141,679	368,032	87,919	134,025	429,225	-	2,273,069
Employees	235,295	405,572	247,585	872,219	1,882,725	475,499	302,956	852,413	-	5,274,264
Net realized and unrealized appreciation (depreciation)	6,171,260	-	61,565	(111,799)	(2,467,571)	(618,802)	28,415	(419,459)	-	2,643,609
Loans to participants, net of repayments	105,167	777	3,385	20,900	9,863	7,515	7,051	(19,082)	153,322	288,898
Payments to participants	(1,433,444)	(1,109,293)	(214,644)	(1,383,482)	(2,695,150)	(725,111)	(105,076)	(281,836)	(17,482)	(7,965,518)
Administrative expenses	(81)	(9,857)	(29)	(1)	(12)	(58,112)	(14,543)	-	-	(82,635)
Transfers (to) from other accounts	(382,389)	(178,702)	(195,518)	(1,358,771)	(1,076,918)	647,330	1,421,311	1,124,339	(682)	-
Net assets at end of year	$17,408,929	$ 6,931,550	$2,266,319	$10,055,036	$21,677,208	$4,311,250	$2,364,232	$4,128,418	$1,155,798	$70,298,740

Plan's beneficial interest at end of year	$ 2,688,136	$1,385,907	$ 430,767	$ 1,304,497	$ 2,022,996	$ 460,002	$ 275,155	$1,251,499	$ 164,134	$ 9,983,093

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund (continued)

The Plan is one of three plans in the AIP Master Trust and represents an approximate 14% interest in the trust at December 31, 2000 and 1999. Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1999 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Prior International Fund	Current International Fund	Small Cap Fund	S&P 500 Index Fund	Loan Fund	Total

Net assets at beginning of year	$ 9,414,931	$11,971,150	$2,267,092	$11,531,743	$21,524,027	$ 3,102,987	$ -	$ -	$ -	$1,277,474	$ 61,089,404
Interest and investment income	214,127	430,750	138,478	910,728	1,560,485	23	558	66	20,457	104,046	3,379,718
Contributions received:
Employer Company, net of forfeitures	1,390,132	35,878	29,878	103,013	284,658	927	30,241	48,537	270,658	-	2,193,922
Employees	263,002	475,927	320,138	1,149,344	2,306,608	154,523	293,215	114,911	464,066	-	5,541,734
Net realized and unrealized appreciation (depreciation)	1,608,452	-	(116,831)	(586,889)	658,027	199,933	1,352,997	105,301	225,610	-	3,446,600
Loans to participants, net of repayments	12,301	(26,125)	(6,087)	(21,836)	(41,100)	11,412	(30,680)	(4,344)	(14,455)	120,914	-
Payments to participants	(1,150,380)	(5,085,127)	(369,106)	(1,370,777)	(2,690,712)	(58,662)	(269,592)	(668)	(21,978)	(490,265)	(11,507,267)
Administrative expenses	(5,048)	(2,017)	(4)	(10)	(15)	(1)	(1)	(2)	(3)	(10)	(7,111)
Transfers (to) from other accounts	(277,080)	(482,347)	(81,895)	(665,155)	12,809	64,882	(357,989)	326,244	1,460,032	499	-
Transfer (to) from International Fund	-	-	-	-	-	(3,476,024)	3,476,024	-	-	-	-
Net assets at end of year	$11,470,437	$ 7,318,089	$2,181,663	$11,050,161	$23,614,787	$ -	$4,494,773	$590,045	$2,404,387	$1,012,658	$ 64,137,000
Plan's beneficial interest at end of year	$ 1,883,034	$ 1,372,255	$ 391,180	$ 1,425,887	$ 2,913,190	$ -	$ 528,219	$ 78,640	$ 478,898	$ 144,841	$ 9,216,144

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements (continued)

E. Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31
	2000	1999

Net assets:
Common stock	$2,688,136	$1,883,034

Year ended December 31, 2000

Changes in net assets:
Contributions	$ 167,639
Earnings and net realized and unrealized appreciation in fair value	869,395
Distributions to participants	(194,337)
Transfers to participant directed investments	(51,842)
Loans to Participants	(11)
Administrative expenses	14,258
$ 805,102

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 27, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax- exempt.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements (continued)

G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2000	1999

Net assets available for plan benefits as reported on the financial statements	$9,983,093	$9,216,144
Less amounts allocated to withdrawn participants at end of the year	(106,008)	(243,152)
Net assets available for plan benefits as reported on the Form 5500	$9,877,085	$8,972,992

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2000

Benefits paid to participants per the financial statements	$ 740,796
Add amounts allocated to withdrawn participants at December 31, 2000	106,008
Less amounts allocated to withdrawn participants at December 31, 1999	(243,152)
Benefits paid to participants per the Form 5500	$ 603,652

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Financial Statements

Years ended December 31, 2000 and 1999

Contents

Report of Independent Auditors	F-13

Statements of Net Assets Available for Plan Benefits	F-14

Statements of Changes in Net Assets Available for Plan Benefits	F-15

Notes to Financial Statements	F-16

The Plan's investment assets are held in a Master Trust for which a separate report is filed with the Department of Labor. Accordingly, supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions of the Master Trust have not been presented.

[Letterhead of Ernst & Young LLP]

Report of Independent Auditors

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

We have audited the accompanying statements of net assets available for plan benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

June 18, 2001

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Statements of Net Assets Available for Plan Benefits

	December 31
	2000	1999

Assets
Investments (Notes A and E):
Shares of registered investment companies:
Equity Fund	$19,607,756	$20,638,906
Bond Fund	1,826,923	1,776,849
Balanced Fund	8,706,393	9,566,093
International Fund	3,853,271	3,961,167
S&P 500 Index Fund	2,875,285	1,920,628
Small Cap Fund	2,088,338	511,149
Common stock--Employer Company Fund	14,686,330	9,542,292
Common Trust Fund	5,537,081	5,924,812
Participant loans receivable	989,280	864,445
Net assets available for plan benefits	$60,170,657	$54,706,341

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31
	2000	1999

Additions
Contributions:
Employer Company, net of forfeitures	$ 1,992,345	$ 1,915,513
Participants	4,622,892	4,838,488
Loan repayments	288,898	-
	6,904,135	6,754,001
Interest and investment income	3,381,293	3,145,887
Total additions	10,285,428	9,899,888

Deductions
Payments to participants	7,141,084	10,406,985
Administrative expenses	76,460	6,613
Total deductions	7,217,544	10,413,598

Net realized and unrealized appreciation of investments (Note E)	2,396,432	3,208,095
Net increase	5,464,316	2,694,385

Net assets available for plan benefits at beginning of year	54,706,341	52,011,956
Net assets available for plan benefits at end of year	$60,170,657	$54,706,341

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements

December 31, 2000

A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Salaried Associates (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering salaried clerical employees of the Company who have at least one year of service (1,000 hours in a year) and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pre-tax annual compensation, as defined by the Plan. Through March 31, 1999, the Company contributed 50% of the first 6% of base compensation that a participant contributed to the Plan. Effective April 1, 1999, the Company matched 100% of the first 2% of base compensation that a participant contributed to the Plan plus 25% of the next 4% of base compensation contributed by the participant.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Through March 31, 1999, 100% of the Company contributions were automatically invested in the common stock of the Company. Effective April 1, 1999, the Company contributions were invested in any fund offered by the Plan as elected by the participant. However, existing balances as of March 31, 1999 must remain in the Employer Company Fund until participants are age 55 or older, at which time they may choose to transfer their investment.

Vesting

Through March 31, 1999, amounts attributable to Company contributions become vested on the participant's 65th birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company. Effective April 1, 1999, the Company's contribution

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

becomes 25% vested after two years from the participant's date of hire and vests 25% more each year, reaching 100% after five years of service. The vesting provisions not related to years of service remain the same.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of eight investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

On April 1, 1999, the Plan offered three new investment options, the S&P 500 Index Fund, the Small Cap Fund and the Russell International Fund. The Russell International Fund replaced the Templeton Foreign Fund.

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in The Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Forfeitures

Contributions made on behalf of non-vested employees who have terminated are retained by the Plan and are used to reduce the Company's future matching contributions. At December 31, 1999, approximately $65,000 was held by the Plan as forfeitures of non-vested terminated employees.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump-sum amount equal to the value of their vested account.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market price or at fair value as determined by the trustee. Purchase and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the trustee in the AIP Master Trust and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 2000 and 1999, the AIP Master Trust purchased 218,613 and 134,121 shares, respectively, of the Company's common stock and received $201,414 and $206,205, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 308,224 and 42,849 shares of the Company's common stock during the years ended December 31, 2000 and 1999, respectively.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund

The Plan is one of three plans in the AIP Master Trust and represents an approximate 85% in the trust at December 31, 2000 and 1999. Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 2000 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Current International Fund	Small Cap Fund	S&P 500 Index Fund	Loan Fund	Total

Net assets at beginning of year	$11,470,437	$ 7,318,089	$2,181,663	$11,050,161	$23,614,787	$4,494,773	$ 590,045	$2,404,387	$1,012,658	$64,137,000
Interest and investment income	241,462	436,127	140,182	824,130	2,041,452	239	48	38,431	7,982	3,730,053
Contributions received:
Employer Company, net of forfeitures	1,001,222	68,837	42,130	141,679	368,032	87,919	134,025	429,225	-	2,273,069
Employees	235,295	405,572	247,585	872,219	1,882,725	475,499	302,956	852,413	-	5,274,264
Net realized and unrealized appreciation (depreciation)	6,171,260	-	61,565	(111,799)	(2,467,571)	(618,802)	28,415	(419,459)	-	2,643,609
Loans to participants, net of repayments	105,167	777	3,385	20,900	9,863	7,515	7,051	(19,082)	(153,322)	288,898
Payments to participants	(1,433,444)	(1,109,293)	(214,644)	(1,383,482)	(2,695,150)	(725,111)	(105,076)	(281,836)	(17,482)	(7,965,518)
Administrative expenses	(81)	(9,857)	(29)	(1)	(12)	(58,112)	(14,543)	-	-	(82,635)
Transfers (to) from other accounts	(382,389)	(178,702)	(195,518)	(1,358,771)	(1,076,918)	647,330	1,421,311	1,124,339	(682)	-
Net assets at end of year	$17,408,929	$ 6,931,550	$2,266,319	$10,055,036	$21,677,208	$4,311,250	$2,364,232	$4,128,418	$1,155,798	$70,298,740

Plan's beneficial interest at end of year	$14,686,330	$ 5,537,081	$1,826,923	$ 8,706,393	$19,607,756	$3,853,271	$2,088,338	$2,875,285	$ 989,280	$60,170,657

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund (continued)

The Plan is one of three plans in the AIP Master Trust and represents an approximate 85% in the trust at December 31, 2000 and 1999. Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1999 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Prior International Fund	Current International Fund	Small Cap Fund	S&P 500 Index Fund	Loan Fund	Total

Net assets at beginning of year	$ 9,414,931	$ 11,971,150	$ 2,267,092	$ 11,531,743	$ 21,524,027	$ 3,102,987	$ -	$ -	$ -	$ 1,277,474	$ 61,089,404
Interest and investment income	214,127	430,750	138,478	910,728	1,560,485	23	558	66	20,457	104,046	3,379,718
Contributions received:
Employer Company, net of forfeitures	1,390,132	35,878	29,878	103,013	284,658	927	30,241	48,537	270,658	-	2,193,922
Employees	263,002	475,927	320,138	1,149,344	2,306,608	154,523	293,215	114,911	464,066	-	5,541,734
Net realized and unrealized appreciation (depreciation)	1,608,452	-	(116,831)	(586,889)	658,027	199,933	1,352,997	105,301	225,610	-	3,446,600
Loans to participants, net of repayments	12,301	(26,125)	(6,087)	(21,836)	(41,100)	11,412	(30,680)	(4,344)	(14,455)	120,914	-
Payments to participants	(1,150,380)	(5,085,127)	(369,106)	(1,370,777)	(2,690,712)	(58,662)	(269,592)	(668)	(21,978)	(490,265)	(11,507,267)
Administrative expenses	(5,048)	(2,017)	(4)	(10)	(15)	(1)	(1)	(2)	(3)	(10)	(7,111)
Transfers (to) from other accounts	(277,080)	(482,347)	(81,895)	(665,155)	12,809	64,882	(357,989)	326,244	1,460,032	499	-
Transfer (to) from International Fund	-	-	-	-	-	(3,476,024)	3,476,024	-	-	-	-
Net assets at end of year	$ 11,470,437	$ 7,318,089	$ 2,181,663	$ 11,050,161	$ 23,614,787	$ -	$ 4,494,773	$ 590,045	$ 2,404,387	$ 1,012,658	$ 64,137,000
Plan's beneficial interest at end of year	$ 9,542,292	$ 5,924,812	$ 1,776,849	$ 9,566,093	$ 20,638,906	$ -	$ 3,961,167	$ 511,149	$ 1,920,628	$ 864,445	$ 54,706,341

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements (continued)

E. Non Participant-Directed Investments

Information about the net assets and the significant components of the change in net assets relating to the non-participant directed investments is as follows:.

	December 31
	2000	1999
Net assets:
Common stock	$14,683,330	$9,542,292

		Year ended December 31, 2000

Changes in net assets:
Contributions		$ 1,071,096
Earnings and net realized and unrealized appreciation in fair value		5,554,826
Distributions to participants		(1,241,678)
Transfers to participant directed investments		(331,233)
Loans to participants net of repayments		91,097
Administrative expenses		(70)
		$ 5,144,038

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 27, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax- exempt.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements (continued)

G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2000	1999

Net assets available for plan benefits as reported on the financial statements	$60,170,657	$54,706,341
Less amounts allocated to withdrawn participants at end of the year	638,931	1,377,887
Net assets available for plan benefits as reported on the Form 5500	$59,531,726	$53,328,454

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2000

Benefits paid to participants per the financial statements	$ 7,141,084
Add amounts allocated to withdrawn participants at December 31, 2000	638,931
Less amounts allocated to withdrawn participants at December 31, 1999	(1,377,887)
Benefits paid to participants per the Form 5500	$ 6,402,128

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

EXHIBIT INDEX

Exhibit No.

1 Consent of Independent Auditors (Associates Investment Plan for

Hourly Associates)

2 Consent of Independent Auditors (Associates Investment Plan for

Salaried Associates)